

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

David Baker
Chief Executive Officer
Vallon Pharmaceuticals, Inc.
100 N. 18th Street, Suite 300
Philadelphia, PA 19103

Re: **Vallon Pharmaceuticals, Inc.**
Registration Statement on Form S-1, as amended
Exhibit No. 10.15
Filed January 28, 2021
File No. 333-249636

Dear Mr. Baker:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance